Exhibit 12.1

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	For the six months ended June 30, 2013	For the year ended December 31,
		2012	2011	2010	2009	2008
Ratio of earnings to fixed charges(1)(2)(3)	5.6	—	—	—	—	—

(1)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. The term “fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) an estimate of the interest within rental expense. The term “earnings” is the amount resulting from adding the following: (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees; (b) fixed charges; (c) amortization of capitalized interest; (d) distributed income of equity investees; and (e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; then subtracting from the total added items, the following: (a) interest capitalized and (b) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.

	For the six months ended June 30, 2013	For the year ended December 31,
		2012	2011	2010	2009	2008
		(amounts in thousands)
Fixed Coverage Ratio:
Add: pre-tax income from continuing operations before adjustment for income or loss from equity investees(3)	$43,429	$(44,673)	$(39,198)	$(14,413)	$(8,636)	$(5,586)
Add: fixed charges	9,498	3,122	14,600	52,620	52,094	20,321
Add: amortization of capitalized interest	—	—	—	—	—	—
Add: distributed income of equity investees	—	—	—	—	—	—
Add: share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Subtract: interest capitalized	—	—	—	—	—	—
Subtract: noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Earnings	$52,927	$(41,551)	$(24,598)	$38,207	$43,458	$14,735

Fixed Charge Data:
Interest expensed and capitalized	10,861	1,255	8,524	28,155	33,755	12,752
Amortized premiums, discounts and capitalized expenses related to indebtedness	7	1,867	6,076	24,465	18,339	7,569
Loss on extinguishment of debt	3,991	—	—	—	—	—
Change in fair value on note payable	(5,361)	—	—	—	—	—
Estimate of the interest within rental expense	—	—	—	—	—	—

Total fixed charges	$9,498	$3,122	$14,600	$52,620	$52,094	$20,321

Ratio of earnings to fixed charges(1)(2)(3)	5.6	—	—	—	—	—

(2)	In 2012, 2011, 2010, 2009 and 2008, we incurred losses from operations, and as a result, our earnings were insufficient to cover our fixed charges by $44.7 million, $39.2 million, $14.4 million, $8.6 million and $5.6 million, respectively.

(3)	Earnings include net realized and unrealized gains or losses. Net realized and unrealized gains or losses can vary substantially from period to period. Please refer to our annual report on Form 10-K for the year ended December 31, 2012 and our subsequently filed quarterly reports on Form 10-Q for additional information.